Exhibit 2.1

MERGER AGREEMENT AND OTHER COVENANTS

among, on one side,

EVERTEC BRASIL INFORMÁTICA S.A.

and, on the other side,

SINQIA S.A.

and, as intervening consenting parties,

KEY SHAREHOLDERS

EVERTEC INC.

July 20, 2023

MERGER AGREEMENT AND OTHER COVENANTS

This Merger Agreement and Other Covenants (“Agreement”) is entered by and among:

(i)       EVERTEC BRASIL INFORMÁTICA S.A., a closed company incorporated and existing in accordance with the laws of the Federative Republic of Brazil, enrolled with CNPJ under No. 06.187.556/0001-15, with head offices in the City of São Paulo, State of São Paulo, at Alameda Lorena, 638, 3rd floor, suites 31 and 32, Jardim Paulista, CEP 01424-002, herein represented in accordance with its bylaws (“Evertec BR”);

(ii)     SINQIA S.A., a publicly held company incorporated and existing in accordance with the laws of the Federative Republic of Brazil, enrolled with CNPJ under No. 04.065.791/0001-99, with head offices in the City of São Paulo, State of São Paulo, at Rua Bela Cintra, No. 755, 7th floor, Consolação, CEP 01415-003, herein represented in accordance with its bylaws (“Sinqia”);

Evertec BR and Sinqia are hereinafter jointly referred to as “Parties” and, individually and without distinction, as “Party”,

And, as intervening and consenting parties

(iii)     ANTONIO LUCIANO DE CAMARGO FILHO, Brazilian, business manager, enrolled with the CPF under No. 060.171.578-09, with commercial address at Rua Bela Cintra, No. 755, 7th floor, Consolação, in the City of São Paulo, State of São Paulo (“Antonio”);

(iv)      BERNARDO FRANCISCO PEREIRA GOMES, Brazilian, engineer, enrolled with the CPF under No. 103.914.268-00, with commercial address at Rua Bela Cintra, No. 755, 7th floor, Consolação, in the City of São Paulo, State of São Paulo (“Bernardo”);

(v)       HIX CAPITAL SPO III FUNDO DE INVESTIMENTO DE AÇÕES, an investment fund, registered with the CNPJ under No. 22.232.876/0001-04, HIX AUSTRAL FUNDO DE INVESTIMENTO EM AÇÕES, an investment fund, registered with the CNPJ under No. 31.247.756/0001-63, CLIQUE J FUNDO DE INVESTIMENTOS EM AÇÕES, an investment fund, registered with the CNPJ under No. 32.355.797/0001-36, DUO HIX CAPITAL FUNDO DE INVESTIMENTO DE AÇÕES, an investment fund, registered with the CNPJ under No. 25.401.595/0001-18, HIX CAPITAL 051 FUNDO DE INVESTIMENTO DE AÇÕES, an investment fund, registered with the CNPJ under No. 42.870.920/0001-00, HIX CAPITAL LONG TERM EWM FUNDO DE INVESTIMENTO EM AÇÕES, an investment fund, registered with the CNPJ under No. 35.956.684/0001-84, HIX CAPITAL LONG TERM FUNDO DE INVESTIMENTO EM AÇÕES, an investment fund, registered with the CNPJ under No. 36.327.192/0001-92, HIX CAPITAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES, an investment fund, registered with the CNPJ under No. 28.767.201/0001-38, HIX CAPITAL INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES, an investment fund, registered with the CNPJ under No. 35.939.458/0001-95, HIX PREV 100 MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, an investment fund, registered with the CNPJ under No. 32.760.223/0001-43, HIX PREV II MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, an investment fund, registered with the CNPJ under No. 41.035.308/0001-50, HIX PREV III MASTER FUNDO DE INVESTIMENTO EM AÇÕES, an investment fund, registered with the CNPJ under No. 43.508.285/0001-89, HIX PREV IV MASTER FUNDO DE INVESTIMENTO EM AÇÕES, an investment fund, registered with the CNPJ under No. 45.664.316/0001-16, HIX CAPITAL HS FUNDO DE INVESTIMENTO EM AÇÕES, an investment fund, registered with the CNPJ under No. 46.040.912/0001-98, HIX CAPITAL FUND SPC - HIX EQUITIES 1 SEGREGATED PORTFOLIO, an investment fund segregated portfolio, all herein dully represented by their manager, HIX Investimentos Ltda., a limited liability company, with head offices at Rua Campos Bicudo, No. 98, office 61, Jardim Europa, in the City of São Paulo, State of São Paulo, registered with the CNPJ under No. 14.205.023/0001-47 (jointly, the “Hix Funds”); and

(vi)   TARPON WAHOO MASTER FUNDO DE INVESTIMENTO EM AÇÕES, an investment fund, registered with the CNPJ under No. 36.771.013/0001-01, SQI MASTER FUNDO DE INVESTIMENTO EM AÇÕES, an investment fund, registered with the CNPJ under No. 48.279.446/0001-23, TP PARTNERS PUBLIC EQUITIES FUND, LP., an investment fund, registered with the CNPJ under No. 16.779.814/0001-06, all herein dully represented by its manager TPE Gestora de Recursos Ltda., a limited liability company, with head offices at Avenida Magalhães de Castro, No. 4800, 12 floor, Torre 1, Cidade Jardim, City of São Paulo, State of São Paulo, registered with the CNPJ under No. 35.098.801/0001-16 (jointly, the “Tarpon Funds”).

Antonio, Bernardo, Hix Funds and Tarpon Funds jointly referred to as “Key Shareholders”, and

(vii)    EVERTEC, INC., a listed company in NYSE and incorporated and existing in accordance with the laws of Puerto Rico, with head offices at Cupey Center Building, Road 176, Kilometer 1.3, San Juan, Puerto Rico 00926, herein represented in accordance with its bylaws (“Evertec Inc”), and

Evertec Inc and Key Shareholders are jointly referred to as “Intervening Parties”,

WHEREAS, Parties and Intervening Parties have agreed on a transaction involving the business combination of Evertec BR and Sinqia, through the merger of shares (incorporação de ações) of Sinqia by and into Evertec BR, pursuant to the terms of Article 252 of Brazilian Corporations Law and CVM Resolution 78, followed by redemption of Evertec BR’s newly issued shares, subject to the fulfillment of certain Conditions Precedent, as set forth below (“Transaction”);

NOW, THEREFORE, the Parties and Intervening Parties have decided to enter into this Agreement, which shall be governed by the following terms and conditions:

CHAPTER I
DEFINITIONS AND INTERPRETATION

1.1.     Definitions. As used herein, the following terms shall have the following meanings:

“Anti-Corruption Laws” means (a) Brazilian Law No. 12,846, dated August 1, 2013, as amended; (b) Articles 9, 10, 11 and 12 of Brazilian Law No. 8,429, dated June 2, 1992, as amended; (c) Articles 333, 337-B and 337-C of Brazilian Law-Decree No. 2,848, dated December 7, 1940, as amended; (d) Articles 88, 89, 92, 97 and 98 of Brazilian Law No. 8,666, dated June 21, 1993, as amended; (e) Brazilian Law No. 9,504, dated September 30, 1997, as amended; and (f) any other similar Applicable Law which has as its object preventing corruption or bribery (governmental and commercial) and that is applicable, individually, to each of the relevant Persons. The following laws shall also be deemed as part of the Anti-Corruption Laws definition, to the extent applicable to any given Person: (i) the Organization for Economic Cooperation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, 1997; (ii) the UK Bribery Act 2010 (c.23), as amended, and any rules, regulations and guidance promulgated thereunder; (iii) FCPA; and (iv) laws, rules and regulation applicable to them relating to the United Nations Convention against Corruption.

“Applicable Law” means, as to any Person, any applicable federal, state, local, domestic or foreign constitution, statute, law, ordinance, decree, code, regulation, rule, provisional measure, treaty, ruling, directive, instruction, resolution, determination of any Governmental Authority or Governmental Order, including stock exchange or listing rules, applicable to the relevant Person and/or its business, properties, employees or assets.

“Appraisal Report” means the appraisal report of Sinqia at economic value, to be prepared for purposes of the Merger of Shares.

“B3” means B3 S.A. - Brasil, Bolsa, Balcão.

“Brazilian Antitrust Law” means Brazilian Law No. 12,529, dated November 30, 2011, as amended, and any other laws or regulations related to antitrust matters enacted by any Brazilian Governmental Authority.

“Brazilian Civil Code” means Brazilian Law No. 10,406, dated January 10, 2002, as amended.

“Brazilian Corporations Law” means Brazilian Law No. 6,404, dated December 15, 1976, as amended.

“Brazilian GAAP” means the accounting principles generally accepted in Brazil as per (a) the International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB; (b) the Brazilian Corporations Law; and (c) the accounting standards issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC), as approved by the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade - CFC) and CVM.

“Business Day” means any day other than Saturday, Sunday or a day on which commercial banks are obligated, authorized or required by Applicable Law to remain closed for business in the cities of (i) São Paulo, State of São Paulo, Brazil, (ii) New York, State of New York, United States of America, or (iii) San Juan, Puerto Rico.

“Control” has the meaning set forth in the Brazilian Corporations Law.

“Closing” means the consummation of the Merger of Shares and the Redemption, with Sinqia becoming a wholly-owned subsidiary of Evertec BR and Sinqia’s then shareholders receiving the Cash Portion and Evertec Inc BDR, in accordance with the Redemption Ratio.

“Closing Date” means the date of the Closing of the Transaction.

“Competing Offer” means any offer, proposal, announcement or launching, by any other Person or interested third party (other than Evertec BR or its Subsidiaries), involving: (i) any merger (incorporação), merger of shares (incorporação de ações), spin-off (cisão), consolidation (fusão) or acquisition or transfer of assets of or by Sinqia; or (ii) any other type of transaction that would prevent, compete or impair Closing of the Transaction and which would require in any fashion Sinqia’s actions, including, but not limited to (a) indebtedness; (b) issuance of other securities convertible into or exchangeable to equity interests; (c) any sale or disposal of any of Sinqia’s or any of its Subsidiaries’ Relevant Assets (taken as a whole); or (d) any partnership, joint venture or strategic alliances.

“CVM” means Comissão de Valores Mobiliários - CVM, the Brazilian Securities Commission.

“CVM Resolution 78” means CVM Resolution No. 78, dated as of March 29, 2022.

“Financing” means any indebtedness for borrowed money (including without limitation in connection with any debt securities offering), any equity, any hybrid or equity linked products or securities, in each case obtained, borrowed, issued or incurred by Evertec BR or Evertec Inc., directly or indirectly (including through a parent or subsidiary), by any means, to finance the Merger of Shares and/or the Redemption and/or the Evertec Inc BDR buyback program and/or the prepayment of Sinqia’s Debentures, as may be applicable.

“GAAS” means generally accepted auditing standards in the United States of America, as supplemented by the SEC's rules on auditor independence.

“Governmental Authority” means any international, supranational or national government or other government authority or political subdivision or quasi-Governmental Authority thereof, whether on a federal, national, state, provincial, municipal or local level and whether executive, legislative or judicial in nature, including any agency, entity, body, authority, board, bureau, commission, court, tribunal, judicial or arbitration body or panel, arbitrator, department, commission, professional entity, professional council, registry office or other instrumentality thereof, or any other Person authorized to act on behalf of any of the foregoing, having jurisdiction over the applicable Person, its business, properties, employees or assets.

“Governmental Order” means any order, judgment, decree, award, directive, injunction, writ, sentence, decision, stipulation, determination, award, measure, assessment or similar legal restraint issued or granted by, or binding settlement having the same effect with, any competent Governmental Authority.

“Intellectual Property” means any patents, patent applications, utility models, inventions, know-how, trademarks, trademarks registrations, trademarks applications, service marks, service names, trade names, copyrights, trade secrets, designs, emblems, logotypes, signs, domain names, URL addresses, technology, licenses, computer software and other intellectual property assets.

“JCP Sinqia 2023” means juros sobre capital próprio declared by Sinqia at the annual shareholders’ meeting held on April 27, 2023, in the amount of four million, six hundred and ninety thousand, seven Reais and thirty-nine cents (R$ 4,690,007.39) to be paid until July 31, 2023.

“Lien” means any encumbrance, charge, lien, license, pledge, security interest, mortgage, deed of trust, or other similar restriction on title, use or ownership.

“Material Adverse Change” means (1) any event, circumstance, effect, occurrence or factual situation, or any combination thereof, which, individually or as a whole, adversely affects or may be reasonably expected to adversely affect the business, operations, assets, properties, commercial or financial condition of Sinqia or any of its Subsidiaries, taken as a whole, in an amount equal to or greater than (a) fifteen (15%) of the consolidated net worth of Sinqia according to its annual financial statements of the fiscal year ended in 2022; or (b) fifteen (15%) of the consolidated gross revenues of Sinqia according to its annual financial statements of the fiscal year ended in 2022, whichever is lower, except to the extent that such change or adverse effect results from adverse economic or exchange effects on the whole industry in which Sinqia operates in Brazil, so long as such changes or conditions do not have an adverse impact in Sinqia or any of its Subsidiaries, as the case may be, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which they operate or (2) bankruptcy of Sinqia or any of its Subsidiaries or filing for recuperação judicial or extrajudicial of Sinqia or any of its Subsidiaries.

“Person” means any individual, corporation (including any not for profit corporation), general or limited partnership, limited liability partnership, joint venture, trust, firm, company (including any limited liability company or joint stock company), association, organization, investment fund, condominium, Governmental Authority or entity of any kind, in any case incorporated or unincorporated, whether or not a legal entity.

“Pro Forma Financials” means the pro forma financial statements of Evertec BR and Sinqia dated as of March 31, 2023 considering the effects of the Merger of Shares, with reasonable assurance issued by an independent auditor registered with CVM, pursuant to Article 7 of CVM Resolution 78.

“Protocol” means the Protocolo e Justificação de Incorporação de Ações de Emissão da Sinqia S.A. pela Evertec Brasil Informática S.A., as required pursuant to Articles 224 and 225 of the Brazilian Corporations Law, strictly reflecting the terms and conditions herein and those required by the Brazilian Corporations Law.

“Reais” or “R$” means the lawful currency of the Federative Republic of Brazil.

“Related Parties” has the meaning assigned to such term in the applicable accounting rules approved by CVM.

“Relevant Assets” means assets in the consolidated and global amount equal to or greater than five million Reais (R$ 5,000,000.00), except for the minority equity interest held by Sinqia or Subsidiaries in entities that are currently in process of divestment.

“SEC” means the U.S. Security and Exchange Commission.

“SELIC” means the base interest rate of Sistema Especial de Liquidação e de Custódia – SELIC, as administered by the Central Bank of Brazil, or any other index that may replace it.

“Software” means any and all computer programs (whether in source code, object code, human readable form or other form), applications, algorithms, user interfaces, firmware, development tools, templates and menus, and all documentation, including user manuals and training materials, to the extent related to any of the foregoing.

“Subsidiary” means, with respect to a Person, any partnership, limited liability company, corporation or other business entity Controlled by a certain other Person.

“Tax” or “Taxes” means, all taxes, charges, fees, duties, tariffs, contributions, social contributions, imposts, levies or other assessments imposed by any Governmental Authority (including interest, penalties, fines, monetary adjustments and other additions imposed to such taxes), including, without limitation, over income, profits, gross receipts, capital gains, transfer, sales, property, license, payroll, social security, withholding and any and all other taxes and governmental charges of any nature (whether payable directly or by withholding).

1.2.      Further Defined Terms. The terms below shall have the meanings ascribed to them in the indicated Section:

Defined Terms	Section
Agreement	Preamble
Alternative Transaction	8.1(b)
Arbitration Chamber	11.1
Arbitration Rules	11.1
Antonio	Preamble
BDR Program	3.2(iii)

Defined Terms	Section
Bernardo	Preamble
Break-Up Fee	10.2
Blocked Person	6.1(xiii)
Cash Portion	2.3(i)
Closing Notice	3.5
Condition Precedent of the Parties	3.1
Conditions Precedent	3.3
Conditions Precedent to be Fulfilled by Evertec	3.2
Conditions Precedent to be Fulfilled by Sinqia	3.3
Confidential Information	7.2
Confirmation Notice	3.5
Debt Financing Party	12.11
Evertec BR	Preamble
Evertec BR New Class A Shares	2.2
Evertec BR New Class B Shares	2.2
Evertec BR New Shares	2.2
Evertec Inc	Preamble
Evertec Inc BDR	2.3(ii)
Evertec Inc Break-Up Fee	10.2
Evertec’s GSM	3.2(vi)
Exclusivity Period	8.1
Hix Funds	Preamble
Intervening Party	Preamble
Key Shareholders	Preamble
Merger of Shares	2.1
Party	Preamble
Redemption	2.3
Redemption Ratio	2.3
Reference Form	6.1(vi)
Representatives	8.1(b)
Securities Act	6.1(xiv)
SELIC Adjustment	2.3.1
SELIC Adjustment Cap	2.3.1
Sinqia	Preamble
Sinqia Break-Up Fee	10.2
Sinqia Parties	12.11
Sinqia’s Debentures	3.2.1(v)
Sinqia’s Financial Statements	6.1(vi)
Sinqia’s GSM	3.2.1(viii)
Sinqia’s Stock Plans	2.4(iv)
Tarpon Funds	Preamble

Defined Terms	Section
Transaction	Whereas
Voting Agreement	2.6
Withholding Amount	2.5.1

1.3.     Interpretation.

(i)       Unless otherwise specified, all preamble, recitals, article, section, exhibit and schedule references used in this Agreement are to the preamble, recitals, articles, sections, exhibits and schedules to this Agreement, which are hereby incorporated by reference into this Agreement and form an integral part hereof.

(ii)       The terms “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation”. The words “hereof”, “hereto”, “hereby”, “herein”, “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear. The word “or” shall mean “and/or” unless the context dictates otherwise. The word “will” shall have the same meaning as the word “shall” and vice versa.

(iii)     Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, such action may be validly taken on or by the following day that is a Business Day. Any and all time periods set forth in this Agreement shall be counted pursuant to Article 132 of the Brazilian Civil Code.

(iv)      The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

(v)       All references to any of the Parties or to the Intervening Parties include their respective successors authorized by Applicable Law and permitted assigns authorized by this Agreement.

(vi)      For all purposes of this Agreement, Sinqia and Key Shareholders shall be deemed to be on one side and Evertec BR and Evertec Inc on the other side of this Agreement and the Transaction.

(vii)    This Agreement was negotiated by the Parties and Intervening Parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party or Intervening Party as having been drafted by it will not apply to any construction or interpretation of this Agreement. Each Party and Intervening Party acknowledges and agrees that any rule of law or any legal decision that would require interpretation of any claimed ambiguities in the documents of the Transaction against the drafting Party has no application and is expressly waived by the Parties and Intervening Parties.

CHAPTER II
MERGER OF SHARES, REDEMPTION RATIO AND TRANSACTION ASSUMPTIONS

2.1.     Merger of Shares. This Agreement sets forth the rules for the combination of business of Evertec BR and Sinqia through a merger of all shares issued by Sinqia into Evertec BR (“Merger of Shares”), pursuant to Article 252 of the Brazilian Corporations Law and subject to the fulfillment (or waiver, as the case may be) of the Conditions Precedent set forth herein. Immediately upon implementation of the Merger of Shares, all shares newly issued by Evertec BR and delivered to Sinqia’s then shareholders shall be redeemed pursuant to the Redemption Ratio set forth in Section 2.3. As a result of the Merger of Shares, Sinqia shall become a wholly owned subsidiary of Evertec BR and Evertec BR will remain a closed corporation not listed with CVM nor adherent to B3’s Novo Mercado Ruling.

2.2.    Issuance and Delivery of Evertec BR New Shares. As a result of the Merger of Shares, each share issued by Sinqia shall be replaced by one class A mandatorily redeemable preferred share issued by Evertec BR (“Evertec BR New Class A Shares”) and by one class B mandatorily redeemable preferred share issued by Evertec BR (“Evertec BR New Class B Shares” and, jointly with Evertec BR New Class A Shares, the “Evertec BR New Shares”). On the Closing Date, all Evertec BR New Shares will be redeemed and canceled immediately after their delivery to Sinqia’s then shareholders, per Section 2.3 below.

2.3.    Redemption of Evertec BR New Shares. On the Closing Date, immediately after issuance and delivery of Evertec BR New Shares to the then shareholders of Sinqia, the Evertec BR New Shares will be automatically redeemed and canceled (“Redemption”), and its owners shall be paid as follows, subject to the assumptions provided for in Section 2.4 below (“Redemption Ratio”):

(i)       each Evertec BR New Class A Share shall be redeemed and paid in the amount of twenty-four Reais and forty-seven cents (R$ 24.47) per Evertec BR New Class A Share, to be adjusted according to Section 2.3.1 and Section 2.4.1 below (“Cash Portion”); and

(ii)      each Evertec BR New Class B Share shall be redeemed and paid upon delivery, to its holder, of Brazilian Depositary Receipts representing 0.014354 shares of Evertec Inc common stock, par value one cent of dollar (US$0.01) per share, which class of common stock is listed for trading on the New York Stock Exchange (“Evertec Inc BDR”), in the terms set forth in Section 4.2.

2.3.1.  SELIC Adjustment. The Cash Portion provided for under Section 2.3.(i) above shall be adjusted by the SELIC rate, applied to the amount of twenty-seven Reais and fifty cents (R$ 27.50) as from this date until the Closing Date (“SELIC Adjustment”), provided that: (i) the SELIC Adjustment shall not exceed one Real (R$ 1.00) per Evertec BR’s New Class A Share to be redeemed (“SELIC Adjustment Cap”); and (ii) the SELIC Adjustment Cap shall not apply in case the Closing of the Transaction gets delayed as a result of a delay in the compliance of the Conditions Precedent to be Fulfilled by Evertec set in Section 3.2(iii) and Section 3.2(iv), provided that all Conditions Precedent to be Fulfilled by Sinqia have been complied in accordance with Section 3.3 below (“Incremental Events”). For avoidance of doubt, except regarding the JCP Sinqia 2023, any distribution of dividends or interest on equity by Sinqia shall reduce the Cash Portion basis for the calculation of the SELIC Adjustment from the date of such distribution (including) until the Closing Date (excluding). For avoidance of doubt, any increase due over the SELIC Adjustment Cap shall calculated based only on the period of time between the satisfaction of all Conditions Precedent to be Fulfilled by Sinqia (including) and the Incremental Events (excluding). For avoidance of doubt, the Cash Portion will never surpass twenty-five Reais and forty-seven cents (R$ 25.47), including the SELIC Adjustment Cap, except in connection with the Incremental Events.

2.3.1.1. For purposes of the Section 2.3.1, the Condition Precedent set forth in Section 3.3(viii) shall only be deemed satisfied upon lapse of 30 days from the publishment of the minutes of Sinqia’s GSM, in which Sinqia’s shareholders may exercise their withdrawal right in relation to the approval of the Merger of Shares by Sinqia’s GSM, as provided in Article 137 of Brazilian Corporations Law.

2.4.    Transaction Assumptions. The Transaction and the Redemption Ratio have been negotiated and agreed among Parties and Intervening Parties considering the following assumptions:

(i)       except regarding JCP Sinqia 2023, no declaration, payment of dividends or interest on equity by Sinqia will take place until Closing, except regarding the payment of JCP Sinqia 2023;

(ii)     on the date hereof, Sinqia’s corporate capital is represented by eighty-seven million nine hundred and forty-one thousand nine hundred and seventy-two (87,941,972) book-entry, registered common shares, with no par value, on a fully diluted basis, including treasury held shares;

(iii)     on the date hereof, there are three million two hundred and fifty-four thousand eight hundred and seventy six (3,254,876) shares issued by Sinqia in treasury;

(iv)     on the date hereof, there are one million, three hundred and seventy thousand and five hundred and forty (1,370,540) open options related to Sinqia’s stock option plans and restricted shares that will accelerate after the approval of Sinqia’s GSM, due to the Transaction (“Sinqia’s Stock Plans”). Prior to Closing Date, Sinqia shall deliver from its treasury up to one million, three hundred and seventy and five hundred and forty (1,370,540) shares and immediately thereafter all Sinqia’s Stock Plans will be fully canceled, with no remaining option or restricted share of Sinqia; and

(v)       except as provided in this section, there will be no other issuance of shares or any obligation related to Sinqia’s Stock Plans after Closing.

2.4.1. Adjustment to the Cash Portion. The Cash Portion shall be adjusted in case of any change to the number of outstanding shares into which Sinqia’s share capital is divided up to Closing (included), on a fully diluted basis, except as authorized in Section 2.4(iv) above. The total Cash Portion shall also be reduced by the same amount of any dividends, interest on equity and other earnings declared and/or paid by Sinqia as from this date and up to Closing (included), adjusted by SELIC as from the payment date, except for the JCP Sinqia 2023.

2.4.2. Any repurchase or issuance of new shares by any companies of Evertec BR or Evertec Inc or any of their respective Subsidiaries, whether in the context of mergers and acquisition transactions, capital increase, public offering, private offering, RSU issuance (restricted shares units), share incentive plans intended to its executives or the exercise of stock options shall not cause any adjustment to the Redemption Ratio.

2.5.     Tax Withholding. The amounts to be paid by Evertec BR to Sinqia’s shareholders in the context of the Transaction shall be deducted, when applicable, from any taxes withheld at source that are due. To that end, Evertec BR may, when necessary, retain the Cash Portion of a specific shareholder as required in order to enable the tax withholding set forth herein.

2.5.1.  In case of Sinqia’s shareholders that are not resident in Brazil for tax purposes, as defined by Applicable Law, Evertec BR shall withhold and pay any amount of withholding Taxes on capital gains or other Taxes to the Brazilian Governmental Authorities, which will be deducted from the Cash Portion owed to such shareholder, as required by Applicable Law. Such Sinqia’s shareholders must present to Evertec BR, directly or through its custody agents, five (5) days before the Closing Date, a written statement together with the documents able to prove their average acquisition cost of the shares issued by Sinqia, and Evertec BR will use such information to calculate any Taxes on capital gains (Imposto de Renda Retido na Fonte sobre Ganho de Capital) in connection with any such payment (“Withholding Amount”), if any. Evertec BR will then deduct the Withholding Amount from any Cash Portion payment in favor of such Sinqia’s shareholders and pay the Withholding Amount to the corresponding Governmental Authority.

2.5.2.If such Sinqia’s shareholders fail to present the documents able to prove their average acquisition cost of the shares issued by Sinqia, as detailed in this Section 2.5, Evertec BR may consider that their corresponding acquisition cost in the shares issued by Sinqia is equal to zero, for purposes of calculating the Withholding Amount.

2.5.3.Tax on foreign exchange transactions (IOF/Câmbio) or any other Tax applicable to such transactions at any time, levied or to be withheld from any Sinqia’s shareholders as a consequence of the foreign exchange transactions and/or remittances necessary for Evertec BR to fulfill its obligations under this Section 2.5 shall be deducted by Evertec BR from any such payment.

2.6.     Voting Agreement. In addition to this Agreement, the Parties and Intervening Parties executed, on the date hereof, the Voting Agreement and Other Covenants, whereby Key Shareholders undertook the obligations to implement the Transaction, including the duty to vote in favor of the corporate resolutions necessary for the approval of the Transaction according to the terms described in the referred instrument (“Voting Agreement”). Also, on this date, Sinqia, Evertec Inc and Evertec BR and certain other shareholders of Sinqia have executed a Voting Agreement and Other Covenants, whereby these shareholders undertook the duty to vote in favor of the corporate resolutions necessary for the approval of the Transaction according to the terms described in the referred instrument.

2.7.     Employment Agreements. On the Closing, Date certain key managers shall enter into employment or retention agreements which shall govern their relationship with Sinqia after Closing, which shall contain customary non-solicit and non-competition provisions.

2.8.     Non-Compete Agreements. Antonio and Bernardo on this date entered into customary non-compete agreements with Sinqia that provide, as agreed therein, for non-competition restrictions for a period of 5 years upon leaving the position of manager of Sinqia, for which each individual will be entitled to a payment equivalent to the last annual base compensation received as manager of Sinqia.

2.9.     Buyback of Evertec Inc BDRs. Evertec BR and/or Evertec Inc will endeavor best commercially reasonable efforts to launch or make available to all holders of Evertec Inc BDRs, within six (6) months after the Closing Date, a buyback option for sale of their Evertec Inc BDRs. The terms, conditions and costs for adhesion to such buyback option of Evertec Inc BDRs are still to be defined and shall be disclosed in accordance with the Applicable Law.

CHAPTER III
CONDITIONS PRECEDENT

3.1.     Condition Precedent of the Parties. Parties’ obligation to consummate the Transaction and perform the Closing is subject to the condition precedent that, on the Closing Date, there shall be no Governmental Order with the effect of preventing or otherwise preventing the consummation of the Transaction (“Condition Precedent of the Parties”).

3.2.     Sinqia’s Conditions Precedent. The obligation of Sinqia to consummate the Transaction and perform its Closing is subject to the fulfillment or waiver (at Sinqia's sole discretion) of each of the following conditions precedent (“Conditions Precedent to be Fulfilled by Evertec”):

(i)       Evertec Inc and Evertec BR’s Representations and Warranties. The representations and warranties provided by Evertec Inc and Evertec BR in CHAPTER V of this Agreement shall be true and correct in all material respects on the date hereof and until Closing (except where the representations and warranties themselves contain a reference to a previous date, in which case they shall be true and correct in all respects as of such date);

(ii)     Compliance with Obligations. Evertec BR and Evertec Inc shall have complied with all material obligations and fulfilled all relevant commitments required to be complied with or fulfilled by them prior to Closing under the terms of this Agreement and of the Voting Agreement referred to in Section 2.6;

(iii)     BDR Registration and Trading Admission. The registration of the BDR Level I program sponsored by Evertec Inc concerning the Evertec Inc BDRs (“BDR Program”) with CVM shall have been obtained, and the Evertec Inc BDRs shall have been admitted for trade at the B3;

(iv)     Evertec Notice. After Evertec’s Financing efforts, Evertec shall notify Sinqia informing that it has completed its Financing efforts for the Closing;

(v)       Execution of the Protocol. The Protocol shall be approved and signed by Evertec BR’s management;

(vi)      Corporate Approvals. Evertec Inc shall have approved the Transaction in accordance with Applicable Law and its corporate documents. Evertec BR’s general shareholders’ meeting (“Evertec’s GSM”) shall approve, subject to the fulfillment or waiver by the entitled Party, as the case may be, of the Conditions Precedent: (a) the Protocol; (b) the ratification of the engagement of the appraisal company that shall prepare the Appraisal Report; (c) the Appraisal Report; (d) the Merger of Shares of Sinqia by and into Evertec BR; (e) the capital increase of Evertec BR due to the Merger of Shares and consequent issuance of the Evertec BR New Shares and amendment to the bylaws of Evertec BR; (f) the redemption of the Evertec BR New Shares and their immediate cancelation, in accordance with the Redemption Ratio; and (g) authorization for the management of Evertec BR to adopt all measures necessary to perform the resolutions taken.

3.2.1. With respect to the Condition Precedent to be Fulfilled by Evertec set forth in Section 3.2(iv) above, Sinqia acknowledges and agrees that it shall not waive this Condition Precedent prior to November 1st, 2023.

3.3.     Evertec BR’s Conditions Precedent. The obligation of Evertec BR in this Agreement to consummate the Closing of the Transaction is subject to the fulfillment or waiver (at Evertec BR’s sole discretion) of each of the following conditions precedent (“Conditions Precedent to be Fulfilled by Sinqia” and, jointly with the Condition Precedent of the Parties and the Conditions Precedent to be Fulfilled by Evertec, the “Conditions Precedent”):

(i)       Sinqia’s Representations and Warranties. The representations and warranties made and provided by Sinqia in CHAPTER VI of this Agreement shall be true and correct in all material respects on this date and until Closing (except where the representations and warranties themselves include a reference to a previous date, in which case they will be true and correct in all material respects as of such date);

(ii)      Key Shareholders’ Representations and Warranties. The representations and warranties made and provided by Key Shareholders in CHAPTER VI of this Agreement shall be true and correct in all material respects on this date and until Closing (except where the representations and warranties themselves include a reference to a previous date, in which case they will be true and correct in all material respects as of such date);

(iii)     Compliance with Obligations by Sinqia. Sinqia shall have complied with all material obligations and fulfilled all material commitments and agreements that were required to be complied with or fulfilled by Sinqia prior to Closing, under the terms of this Agreement and the Voting Agreement;

(iv)      Compliance with Obligations by Key Shareholders. Key Shareholders shall have complied with all material obligations and fulfilled all relevant commitments that were required to be complied with or fulfilled by them prior to Closing, under the terms of this Agreement and the Voting Agreement;

(v)      Third Party Consents. Sinqia shall have obtained the consent or waiver for non-acceleration of the maturity date or prepayment, in accordance with Section 7.4, of the two following issuances of debentures of Sinqia as a result of the Transaction: (a) second (2nd) issuance of simple debentures, non-convertible into shares, of unsecured type, single series, with real and additional fiduciary guarantees; and (b) third (3rd) issuance of simple debentures, non-convertible into shares, of the unsecured type, with additional real and fiduciary guarantees, in a single series (“Sinqia’s Debentures”);

(vi)     Sinqia’s Stock Plans. The one million, three hundred and seventy thousand and five hundred and forty (1,370,540) open options and restricted shares related to Sinqia’s stock option plans and restricted shares shall be accelerated or canceled until the Closing Date and all Sinqia’s Stock Plans shall be canceled until Closing;

(vii)     Execution of the Protocol. The Protocol shall be approved by Sinqia’s Board of Directors and signed by Sinqia’s management, and immediately afterwards Sinqia shall call the Sinqia’s GSM as provided for in this Agreement;

(viii)    Corporate Approvals. Sinqia’s general shareholders’ meeting (“Sinqia’s GSM”) shall approve, subject to the fulfillment or waiver by the entitled Party, as the case may be, of the Conditions Precedent: (a) the Protocol; (b) the Merger of Shares; (c) the authorization for Sinqia’s management to subscribe Evertec BR New Shares on the Closing Date; (d) the waiver of Evertec BR obligation to be listed in the Novo Mercado special segment of B3 due to the Transaction, as required by Article 46, Sole Paragraph, of the Novo Mercado Ruling; and (e) the authorization for Sinqia’s management to adopt all measures necessary to perform the resolutions taken; and

(ix)      Absence of Material Adverse Change. From the date of this Agreement and until Closing, no Material Adverse Change shall occur.

3.4.      Waiver of Conditions Precedent. Any waiver of a Condition Precedent shall be expressly notified to the other Party in writing.

3.5.      Compliance with Conditions Precedent to Closing. Upon completion and/or waiver by the entitled Party of all Conditions Precedent, as the case may be, any Party shall, as soon as reasonably practicable, including, but not limited to, the lapse of 30 days from the publishment of the minutes of Sinqia’s GSM, in which Sinqia’s shareholders may exercise their withdrawal right in relation to the approval of the Merger of Shares by Sinqia’s GSM, as provided in Article 137 of Brazilian Corporations Law, send a notice to the other Party confirming such completion and/or waiver of the Conditions Precedent, as applicable, which notice shall be accompanied by sufficient evidence (“Closing Notice”). Upon receipt of the Closing Notice, the relevant Party shall, within ten (10) Business Days, reply to the Closing Notice indicating (a) its agreement with the Closing Notice sent by the other Party (“Confirmation Notice”); or (b) if it requires additional information to confirm the conditions set forth in the Closing Notice, indicating in detail any such request for information.

3.5.1.In the event the relevant Party fails to respond to the Closing Notice within ten (10) Business Days as provided above, then a Confirmation Notice shall be deemed to be issued on the Business Day following the lapse of such period.

3.6.     Cooperation for Closing. The Parties and Intervening Parties shall mutually cooperate for the Conditions Precedent to be satisfied within the shortest term reasonably possible, using reasonable efforts to perform the acts and take the measures necessary for that. The Parties, in an irrevocable and irreversible manner, undertake to cooperate with the practice of all necessary acts by the other Parties for the preparation of any documents related to the Transaction, including, without limitation, the Pro Forma Financials, the Appraisal Report and other information and documents required by Applicable Law and obtaining the third parties’ consents, seeking approval of the Transaction in the shortest possible time. Sinqia shall within 2 Business Days counted from the date of Sinqia’s GSM provide the publication of the minutes of Sinqia’s GSM.

3.6.1.Without limitation, each Party or Key Shareholder, as the case may be, shall inform the other Party as soon as possible, subject to Applicable Law, of any act, fact or omission of which it becomes aware and which may affect the fulfillment of any Condition Precedent.

3.6.2.Sinqia and Key Shareholders shall keep Evertec BR informed in case of occurrence of any Material Adverse Change as from the date hereof.

3.6.3.Notwithstanding anything to the contrary contained herein, nothing in Section 3.7 shall require any such cooperation or assistance to the extent that it could result in Sinqia or its Subsidiaries being required to (i) execute any documentation, pledge any assets as collateral securing the Financing prior to the Closing, (ii) agree to pay any commitment or other similar fee, bear any cost or expense or incur any other liability or give any indemnities to any third party or otherwise commit to take any similar action in connection with the Financing prior to the Closing, (iii) take any actions to the extent such actions would (A) unreasonably interfere with the ongoing business or operations of Sinqia, its Subsidiaries or Key Shareholders or otherwise unreasonably interfere with Sinqia’s business, (B) subject any director, manager, officer or employee of Sinqia, its Subsidiaries or Key Shareholders or their respective affiliates to any actual or potential personal liability, (C) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the organizational documents of Sinqia or its Subsidiaries, any Applicable Law or contract to which Sinqia or its Subsidiaries is a party or by which any of their respective properties or assets is bound that is material to Sinqia, its Subsidiaries or Key Shareholders as a whole, or (D) cause (x) any representation or warranty set forth in CHAPTER VI to be inaccurate or breached, (y) any conditions precedent set forth in CHAPTER III to fail to be satisfied or (z) any other breach of this Agreement, (iv) provide access to or disclose information that Sinqia or Key Shareholders reasonably determine in good faith would jeopardize any attorney‑client privilege of, or conflict with any confidentiality requirements applicable to, Sinqia, its Subsidiaries or Key Shareholders or their respective affiliates, or (v) cause any director, manager or equivalent of Sinqia, its Subsidiaries or Key Shareholders to pass resolutions to approve the Financing or authorize the creation of any agreements, documents or actions in connection therewith (other than any director, manager or equivalent of Sinqia or its Subsidiaries who will continue in such a position following the Closing and the passing of such resolutions), in each case that are not contingent on the Closing or would be effective prior to the Closing.

3.7.    Without limiting the foregoing, Sinqia shall (a) cause to be prepared and delivered to Evertec Inc (1) in connection with the Financing (a) the audited consolidated financial statements of Sinqia for any fiscal year ended prior to Closing, prepared in accordance with GAAS, presented in accordance with IFRS-IASB, including the audited consolidated balance sheet of Sinqia as of such periods and the related audited consolidated statements of income and comprehensive income, statements of equity and cash flows, together with the audit opinions of the Sinqia’s independent accountants with respect to such audited financial statements and which such financial statements required by this clause (a) shall be delivered no later than 60 days after fiscal year end (and it being understood that if the Closing occurs after fiscal year ended December 31, 2023 but before 60 days after such date, no fiscal year 2023 financial statements need be provided at Closing), (b) the unaudited interim consolidated financial statements of Sinqia for any fiscal quarter ended prior to Closing and each comparative preceding interim period, prepared in accordance with GAAS, presented in accordance with IFRS-IASB, including the unaudited consolidated balance sheet of Sinqia as of such periods and the related unaudited consolidated statements of income and comprehensive income, statements of equity and cash flows and which such interim financial statements required by this clause (b) shall be delivered no later than 45 days after fiscal quarter end; and (2) consents from Sinqia’s auditor to permit Evertec Inc to include the same in its filings with the SEC and (b) promptly provide all such financial and other information and customary cooperation reasonably requested by Evertec Inc in connection with any Financing in each case in the form and manner specified by Evertec (and it being understood that in connection with any debt securities issued by Evertec Inc or its Subsidiaries, customary cooperation shall include using commercially reasonable efforts to obtain customary comfort letters from Sinqia’s auditors and otherwise providing to Evertec Inc all assistance customary for an acquired business in connection with a 144A offering of high yield debt securities).

CHAPTER IV
ACTS OF THE PARTIES, GENERAL SHAREHOLDERS’ MEETINGS AND CLOSING

4.1.     Protocol of Merger of Shares. Upon the execution of this Agreement, the managements of Evertec BR and Sinqia shall take all actions to enter into, as soon as possible, the Protocol, together with all the necessary supporting documentation (including the Pro Forma Financials and the Appraisal Report) for the submission of the Merger of Shares to Sinqia’s GSM and Evertec BR’s GSM. The Protocol and the preparatory documents for the Merger of Shares must be previously submitted to the approval by the Board of Directors, to the opinion of the Fiscal Council (Conselho Fiscal) and/or any other administrative bodies of Sinqia which are to provide an opinion or approval on the Protocol of the Merger of Shares. The Parties and Intervening Parties undertake, from now on, to cooperate fully with each other throughout the process for consummation of the Transaction, providing all information and documents reasonably necessary for the expedite preparation of the Protocol and documents required to call and hold Sinqia’s GSM.

4.1.1. Evertec BR will endeavor best reasonable efforts to deliver Pro Forma Financials to Sinqia within twenty (20) days counted from the date hereof.

4.1.2. Call Notice of Sinqia’s GSM. Sinqia’s management shall sign the Protocol and shall call the Sinqia’s GSM, as set forth in the Applicable Law, within no more than five (5) Business Days after delivery, by Evertec BR to Sinqia, of the Pro Forma Financials and the information related to Evertec BR that is required, pursuant to Exhibit A of CVM Resolution 78, for the Sinqia’s GSM to be called. The call notice for Sinqia’s GSM referred to above must be published thirty (30) days in advance of Sinqia’s GSM and such term may not be postponed without the prior written consent of Evertec BR, except in the case of an order from a Governmental Authority.

4.1.3. Absence of Quorum for Installation of Sinqia’s GSM. If the necessary quorum for Sinqia’s GSM installation is not obtained, Sinqia shall publish within two (2) Business Days from the first call of Sinqia’s GSM the call notice of Sinqia’s GSM to be held on second call, and such meeting must take place within no more than eight (8) days after the first publication of said call notice.

4.1.4. Evertec BR’s GSM. Evertec BR’s management shall sign the Protocol on the same date as Sinqia’s management. Evertec BR’s GSM shall be held before Sinqia’s GSM is installed, provided that Evertec BR’s GSM shall approve the Transaction contingent upon approval of the matters submitted to Sinqia’s GSM as set forth in this Agreement.

4.2.    BDR Registration and Trading Admission. Evertec Inc and Evertec BR shall take all necessary measures to obtain the registration of the BDR Program with the CVM and the admission of the Evertec Inc BDRs for trade at B3.

4.3.     Closing of the Transaction. Subject to any different date required by B3, the consummation of the Merger of Shares shall take place within five (5) Business Days after receipt of the Confirmation Notice, or at such other time or date as Parties may jointly designate.

CHAPTER V
REPRESENTATIONS AND WARRANTIES BY EVERTEC INC AND EVERTEC BR

5.1.    Representations and Warranties by Evertec Inc and Evertec BR. Evertec Inc and Evertec BR represent and warrant that the following information is true, complete, precise, accurate and correct, on the date hereof and will continue to be so until Closing (except where the representations and warranties themselves contain a reference to a previous date, in which case they shall be true and correct in all respects as of such date):

(i)       Incorporation, Capacity and Authority. Evertec BR is a company duly organized and validly existing according to the Laws of the Federative Republic of Brazil. The execution of this Agreement was – and the consummation of the operations provided for herein will have been on their respective applicable dates – duly and regularly authorized and approved in accordance with the Applicable Law and the respective organizational documents of Evertec BR. This Agreement is a valid and binding obligation for Evertec Inc and Evertec BR and is enforceable against Evertec Inc and Evertec BR in accordance with its terms. All corporate approvals required for Evertec Inc to sign this Agreement and comply with its obligations herein have been obtained and there is no additional corporate approval required for Evertec Inc to consummate the Transaction that is not expressly mentioned in this Agreement.

(ii)      No Conflicts. The performance of the actions provided for in this Agreement and in the other documents referred to in this Agreement by Evertec Inc and Evertec BR do not materially (a) violate any law or order of any competent authority having jurisdiction over Evertec Inc, Evertec BR or its Subsidiaries; and (b) violate any provision of Evertec Inc’s or Evertec BR's bylaws. There is no pending or imminent lawsuit, proceeding, investigation known to Evertec BR or Evertec Inc or procedure against Evertec BR or Evertec Inc that, if judged unfavorably, would impair the ability of Evertec Inc and Evertec BR to fulfill its obligations under this Agreement, as well as consummate the Transaction.

(iii)    Governmental Authorization. The execution of this Agreement and the performance of the actions contemplated herein by Evertec Inc and Evertec BR do not depend on any action, approval, consent or declaration by any Governmental Authority with authority over Evertec BR or Evertec Inc, assuming the representations provided by Sinqia in Sections 6.1(iv), 6.1(v), 6.1(xiv) and by Key Shareholders in Section 6.2(iv) are correct.

(iv)     Exemption of SEC Registration. Assuming that Sinqia’s representation provided in Section 6.1(xiv) is correct in all aspects, no registration of the Evertec Inc shares, including in the form of BDRs, under the U.S. Securities Act of 1933, as amended, is required for the offer, issuance and sale of the Evertec BDRs to the shareholders of Sinqia in connection with the transactions contemplated by this Agreement.

(v)       Absence of Revenues for Mandatory Notification with CADE.  Evertec BR’s economic group, as defined in Brazilian Administrative Council for Economic Defense (CADE) Resolution No. 33, dated April 14, 2022, did not accrue annual revenues equal to or greater than seven hundred and fifty million Reais (R$ 750,000,000.00) in Brazil in the fiscal year ended on December 31, 2022.

(vi)    Bribery and Anti-Corruption. Evertec Inc, Evertec BR and its Subsidiaries have not carried out, offered, promised, nor given, directly or indirectly, nor allowed, within the terms of their duties, responsibilities and activities, that any director, employee, representative, consultant or other individual or legal entity, as well as any investment fund, entity or organization, national or foreign acting on their behalf to effect, offer, promise or give any gift, entertainment, payment, loan or other illegal contribution to any Governmental Authority or any officials, agents or employees of a Governmental Authority, in order to benefit Evertec BR or its Subsidiaries, and/or any of their Related Parties, or any Persons in any way, with the intention of: (a) having influence over the applicable Governmental Authority, servant, agent or employee to perform or perform any act or take any decision regarding his position and/or function; or (b) induce any Governmental Authority or employee, servant or agent thereof to perform or cease to perform any act in violation of the conduct recommended or required by applicable law with respect to the Governmental Authority, servant, agent or employee thereof; or (c) induce a Governmental Authority, servant, agent or employee thereof to use its influence to obtain any advantage or favorable treatment for the purpose of assisting Evertec BR or its Subsidiaries, or any of its Related Parties; or (d) perform any act in violation of Anti-Corruption Laws.

(vii)    Funding. Evertec BR will have upon Closing all funds necessary to consummate the Transaction and comply with all provisions of this Agreement, including but not limited to the payment for the Redemption of Shares.

5.1.1. No other representation or warranty. Except for the representations and warranties contained in this Agreement, Evertec BR does not provide Sinqia or Key Shareholders with any other representations or warranties, express or implied.

CHAPTER VI
REPRESENTATIONS AND WARRANTIES BY SINQIA AND KEY SHAREHOLDERS

6.1.    Representations and Warranties by Sinqia. Sinqia represents and warrants that the following information is true, complete, precise, accurate and correct, on the date hereof and will continue to be so until Closing (except where the representations and warranties themselves contain a reference to a previous date, in which case they shall be true and correct in all respects as of such date):

(i)        Incorporation, Capacity and Authority. Sinqia is a publicly-held corporation in Brazil, duly organized and validly existing according to the Laws of the Federative Republic of Brazil. The execution of this Agreement was – and the consummation of the operations provided for herein will have been on their respective applicable dates – duly and regularly authorized and approved in accordance with the Applicable Law and the respective organizational documents of Sinqia. This Agreement is a valid and binding obligation for Sinqia and is enforceable against Sinqia in accordance with its terms.

(ii)      No Conflicts. The performance of the transactions provided for in this Agreement and in the other documents referred to in this Agreement by Sinqia do not (a) except as referred to in Exhibit 6.1(ii), conflict or result in violation or constitute a material default of any agreement, with invoiced gross revenue equal or superior to R$ 10,000,000.00 (ten million Brazilian Reais) individually considered, in the last 12 months counted from July, 2022 until June 2023, or create a right, or give rise to the allegation of termination or amendment, or will require modification of financial obligations involving an annual amount equal or superior to R$ 10,000,000.00 (ten million Reais) individually considered, in the last 12 months counted from July, 2022 until June 2023, or give rise to early maturity of financial obligations, or cancelation or loss of benefit, or the constitution of any Lien (or obligation to create any Lien) on Sinqia's or its Subsidiaries’ assets, property or rights; nor (b) conflict with or result in default of any obligation arising out of a Governmental Order or authorization, license, permit or consent from a Governmental Authority to which Sinqia or any of its Subsidiaries is subject or is a party to; nor (c) violate any provisions of Sinqia's or its Subsidiaries’ bylaws or articles of association, as the case may be. On the date hereof, there is no pending action, lawsuit or investigation against Sinqia or its respective Subsidiaries that could legally impair the completion of any of the operations provided for in this Agreement and in the other documents referred to in this Agreement.

(iii)     Capital Stock. On the date hereof, the share capital of Sinqia is represented exclusively by eighty-seven million nine hundred and forty-one thousand nine hundred and seventy-two (87,941,972) book-entry common shares, registered and with no par value, including three million two hundred and fifty-four thousand eight hundred and seventy six (3,254,876) shares held in treasury, all of which are validly issued and fully subscribed and paid in. Except for the obligations arising from Sinqia's Stock Plans, (a) there are not, on the date hereof, and there will not be on the Closing Date, any put or call options, rights of first refusal, rights of conversion, repurchase or redemption rights or agreements of any nature to the benefit of any Person, to acquire, sell, subscribe, convert, exchange for, repurchase, redeem or otherwise transfer shares issued by Sinqia, that has been granted or issued by Sinqia; and (b) there are no contractual obligations to approve repurchase, redemption or any other form of acquisition of any shares issued by Sinqia or its Subsidiaries.

(iv)      Governmental Authorization. The execution of this Agreement and the performance of the actions contemplated herein by Sinqia do not depend on any action, approval, consent or declaration by any Governmental Authority, assuming the representations provided by Evertec Inc and Evertec BR in Section 5.1(v) are correct.

(v)      Absence of Revenues for Mandatory Notification with CADE.  Sinqia’s economic group, as defined in Brazilian Administrative Council for Economic Defense (CADE) Resolution No. 33, dated April 14, 2022, did not accrue annual revenues equal to or greater than seven hundred and fifty million Reais (R$ 750,000,000.00) in Brazil in the fiscal year ended on December 31, 2022.

(vi)     Sinqia's Financial Statements. Sinqia's audited financial statements as of December 31, 2022, disclosed on CVM’s website, as well as any Quarterly Information - ITR or financial statement referring to the period subsequent to December 31, 2022, (jointly, “Sinqia’s Financial Statements”) are or shall be complete and true in all their material aspects, were or shall be prepared in accordance with the Brazilian GAAP, on a consistent basis, throughout all the relevant periods, adequately reflecting, in accordance with the Brazilian GAAP, Sinqia's individual and consolidated financial position, results of operations and cash flows. Sinqia did not have, in the periods covered by Sinqia's Financial Statements, any liabilities or obligations of any nature, involving material amounts, in addition to the liabilities or obligations that were disclosed, reflected or referred to in Sinqia's Financial Statements in accordance with the Brazilian GAAP or in its reference form, disclosed on CVM’s website (“Reference Form”). Since December 31, 2022, Sinqia has been conducting its activities in the normal course of business and in a manner consistent with previously adopted practices.

(vii)    Reference Form. Sinqia’s Reference Form, as filed with the CVM, is complete in all material aspects and does not contain any untrue information or statement about a relevant event or omission of information or relevant event that may cause the information and statements contained in Sinqia’s Reference Form not to be true, complete, consistent and/or misleading. On this date, except for the disclosure of the material fact notices related to the Transaction, there is no material fact pending disclosure to the market by Sinqia. Prior to the execution of this Agreement, Sinqia has not disclosed to Evertec Inc, Evertec BR or its Representatives any material non-public information.

(viii)   Operational Activities. On this date, there is no event or circumstance that could cause a Material Adverse Change in the operations of Sinqia and/or its Subsidiaries (including due to the execution of this Agreement). Except as provided in Sinqia’s Reference Form, Sinqia and its Subsidiaries have on this date and until Closing Date all the licenses, permits, permissions and authorizations for the opening and operation that are materially necessary to conduct their businesses. There are no material challenges or disputes of any kind regarding the license, permit, permission or authorization for the operation of its establishments.

(ix)      Intellectual Property. Sinqia’s and its Subsidiaries’ material Intellectual Property are duly registered and/or protected under Applicable Law and represent all Intellectual Property assets necessary to enable Sinqia and its Subsidiaries to conduct their businesses. Except as referred to in Exhibit 6.1(ix), Sinqia and its Subsidiaries have not received any notice of violation or conflict with third-party rights in connection with any Intellectual Property. The conduct of business by Sinqia and its Subsidiaries does not infringe, misappropriate, unduly use or violate any third-party Intellectual Property rights. All Sinqia’s and its Subsidiaries’ Software are solely owned by Sinqia or its Subsidiaries, as the case may be. Any employee or service provider participating in the development of Software has assigned its copyrights and all software development rights to Sinqia or its Subsidiaries, as the case may be, by operation of Applicable Law or by specific and licit agreements. No developer or any other third parties have any reason to claim ownership of Sinqia’s or its Subsidiaries’ Software or any rights related thereto.

(x)       Contingencies, Litigation and Liabilities. There are no obligations, liabilities, contingencies, direct damages, losses, pecuniary or convertible to pecuniary liability (including monetary adjustment, reasonable attorneys' fees and court costs), claims, actions, investigations (that are known by Sinqia), lawsuits, final and non-appealable judgments (including judicial, administrative or arbitration judgements), fines, interest, penalties, costs, expenses and imposition of Liens (including the attachment of assets, property, rights or credits, and/or partial or total, temporary or permanent limitation, to the free use or disposition of any amounts deposited in bank accounts), of any nature, including but not limited to civil, labor, social security, tax, judicial, arbitration or administrative (before or by any person, public entity or arbitrator), involving Sinqia and its Subsidiaries that, according to Sinqia’s management best knowledge, is likely to result in a loss, individually or in the aggregate, higher than five million Reais (R$ 5,000,000.00) and which have not been disclosed in Sinqia’s Reference Form and/or in Sinqia’s Financial Statements.

(xi)      Agreements with Related Parties. All transactions carried out by Sinqia and its Subsidiaries with Related Parties complied with the Applicable Law, were carried out under market conditions and were duly accounted for. Any and all Taxes levied on operations carried out by Sinqia and/or its Subsidiaries with Related Parties were duly accounted for and paid. There are no transactions carried out by Sinqia and/or its Subsidiaries with Related Parties that have not been disclosed in Sinqia’s Reference Form as required in Applicable Law.

(xii)    Bribery and Anti-Corruption. Sinqia and its Subsidiaries have not carried out, offered, promised, nor given, directly or indirectly, nor allowed, within the terms of their duties, responsibilities and activities, that any director, employee, representative, consultant or other individual or legal entity, as well as any investment fund, entity or organization, national or foreign acting on their behalf to effect, offer, promise or give any gift, entertainment, payment, loan or other illegal contribution to any Governmental Authority or any officials, agents or employees of a Governmental Authority, in order to benefit Sinqia or its Subsidiaries, and/or any of their Related Parties, or any Persons in any way, with the intention of: (a) having influence over the applicable Governmental Authority, servant, agent or employee to perform or abstain to perform any act or take any decision regarding his position and/or function; or (b) induce any Governmental Authority or employee, servant or agent thereof to perform or cease to perform any act in violation of the conduct recommended or required by applicable law with respect to the Governmental Authority, servant, agent or employee thereof; or (c) induce a Governmental Authority, servant, agent or employee thereof to use its influence to obtain any advantage or favorable treatment for the purpose of assisting Sinqia or its Subsidiaries, or any of its Related Parties; or (d) perform any act in violation of Anti-Corruption Laws.

(xiii)    Sanctions. Sinqia and its Subsidiaries are not (a) listed on any economic or financial sanctions-related restricted or prohibited list maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or by the United Nations Security Council, Brazil, the European Union or any European Union member state or Her Majesty’s Treasury of the United Kingdom (“Blocked Person”); (b) operating, organized or resident in a country, region or territory which is itself the subject of comprehensive economic or financial sanctions; (c) an entity in which one or more Blocked Persons have in the aggregate, directly or indirectly, a fifty percent (50%) or greater equity interest; (d) an entity Controlled by a Blocked Person; or (e) been notified by any Governmental Authority that it may become a Blocked Person in the future.

(xiv)    US Shareholding Base Test Confirmation. As of July 19, 2023, U.S. holders (as defined in Rule 800(h) under the U.S. Securities Act of 1933, as amended (the “Securities Act”)) hold no more than ten percent (10%) of common shares issued by Sinqia that are the subject of the Transaction, in each case as calculated and determined in accordance with Rules 800 and 802 under the Securities Act.

6.1.1. No Other Representation or Warranty. Except for the representations and warranties contained in this Agreement, Sinqia does not provide Evertec BR with any other express or implied representations or warranties.

6.2.    Representations and Warranties by Key Shareholders. Key Shareholders represent and warrant, severally and not jointly, to Evertec BR and Evertec Inc that the following information is true, complete, precise, accurate and correct with respect to each Key Shareholders individually considered, on the date hereof and will continue to be so until Closing (except where the representations and warranties themselves contain a reference to a previous date, in which case they shall be true and correct in all respects as of such date):

(i)       Incorporation, Capacity and Authority. Each Key Shareholder is duly organized and validly existing according to the Laws of the Federative Republic of Brazil or the United States of America or the Cayman Islands, as applicable. The execution of this Agreement was – and the consummation of the operations provided for herein will have been on their respective applicable dates – duly and regularly authorized and approved in accordance with the Applicable Law and the respective organizational documents of each Key Shareholders, as applicable. This Agreement is a valid and binding obligation for all Key Shareholders and is enforceable against all Key Shareholders in accordance with its terms.

(ii)      No Conflicts. The performance of the transactions provided for in this Agreement and in the other documents referred to in this Agreement by Key Shareholders do not (a) conflict or result in violation or constitute a default of any material agreement, or create a right, or give rise to the allegation of termination or amendment, or will require modification, or give rise to early maturity of financial obligations, or cancelation or loss of benefit, or the constitution of any Lien (or obligation to create any Lien) on Key Shareholders' assets, property or rights; nor (b) conflict with or result in default of any obligation arising out of a Governmental Order or authorization, license, permit or consent from a Governmental Authority to which Key Shareholders are subject or a party to; nor (c) violate any provisions of Key Shareholders’ bylaws or articles of association, as the case may be. On the date hereof, there is no pending action, lawsuit or investigation against Key Shareholders that could legally impair the completion of any of the operations provided for in this Agreement and in the other documents referred to in this Agreement.

(iii)     Governmental Authorization. The execution of this Agreement and the performance of the transactions contemplated herein by Key Shareholders do not depend on any action, approval, consent or declaration by any Governmental Authority.

(iv)      Absence of Revenues for Mandatory Notification with CADE.  None of the Key Shareholder are considered part of Sinqia’s economic group, per Brazilian Administrative Council for Economic Defense (CADE) Resolution No. 33, dated April 14, 2022.

(v)     Operational Activities. Key Shareholders are not aware of any event or circumstance that could cause a Material Adverse Change in the operations of Sinqia and/or its Subsidiaries (including due to the execution of this Agreement).

(vi)      Bribery and Anti-Corruption. Key Shareholders have not carried out, offered, promised, nor given, directly or indirectly, nor allowed, within the terms of their duties, responsibilities and activities, that any director, employee, representative, consultant or other individual or legal entity, as well as any investment fund, entity or organization, national or foreign acting on their behalf to effect, offer, promise or give any gift, entertainment, payment, loan or other illegal contribution to any Governmental Authority or any officials, agents or employees of a Governmental Authority, in order to benefit Key Shareholders with the intention of: (a) having influence over the applicable Governmental Authority, servant, agent or employee to perform or perform any act or take any decision regarding his position and/or function; or (b) inducing any Governmental Authority or employee, servant or agent thereof to perform or cease to perform any act in violation of the conduct recommended or required by Applicable Law with respect to the Governmental Authority, servant, agent or employee thereof; or (c) inducing a Governmental Authority, servant, agent or employee thereof to use its influence to obtain any advantage or favorable treatment for the purpose of assisting Key Shareholders or respective Subsidiaries, or any of its Related Parties; or (d) performing any act in violation of Anti-Corruption Laws.

6.2.1.No other Representation or Warranty. Except for the statements and warranties contained in this Agreement, Key Shareholders do not provide Evertec BR with any other representations or warranties, express or implied.

CHAPTER VII
OTHER PROVISIONS

7.1.    Publicity; Material Fact. This Agreement and its execution shall be disclosed to the market and to the shareholders of Sinqia and Evertec Inc in a coordinated manner in accordance with the Applicable Law and/or regulation applicable to each of them. None of the Parties, Intervening Parties or their consultants shall issue, authorize or determine the publication of a material fact notice, notice to the market, press release, or any other form of public announcement related to this Agreement and the other documents and operations referred to in this Agreement, without the prior written consent of Sinqia and Evertec Inc, except as required by Applicable Law or regulation, including registrations with Governmental Authorities, as necessary, in which case the disclosing Person will use their reasonable best efforts to consider and incorporate the comments received into the content of said communication or announcement before its release. Sinqia and Evertec Inc shall communicate with each other and endeavor their best efforts to disclose and publish all material fact notices or mandatory announcements at the same time, in accordance with the Applicable Law and/or regulation applicable to each of them. Sinqia and Evertec Inc shall agree on the content of said material fact notices or announcements prior to their disclosure.

7.2.    Confidentiality. As of this date, the Parties and Intervening Parties undertake to keep, on a confidential basis, all documents and confidential information related to the Parties, the Intervening Parties or the Transaction (“Confidential Information”), except (i) to the extent that it can be proved that the information in question (a) is in the public domain; or (b) was subsequently and legally acquired by any of the Parties or Intervening Parties from other sources, without violation of any Applicable Law of Governmental Oder or obligation of confidentiality; or (ii) to the extent required by the sources of Financing; provided that, notwithstanding anything to the contrary in this Agreement, the Parties and Intervening Parties shall be permitted to use Confidential Information in connection with any filings with Governmental Authorities required or advisable in connection with the Transaction. Confidential Information may only be disclosed in the event that any of the Parties and Intervening Parties is required to disclose the Confidential Information in question by virtue of a Governmental Order. In any event in which Confidential Information is disclosed, the Party or Intervening Party that discloses the Confidential Information must first inform the other Parties and Intervening Parties before any disclosure, so Parties can send comments and endeavor commercially reasonable efforts to agree on the content of such disclosure.

7.3.     Regular Course of Business. Except as otherwise specified in this Agreement, as from the date hereof and until Closing, Sinqia agrees to conduct its operations in accordance with the regular course of its business and refrain from taking any acts that may materially affect Sinqia’s or its Subsidiaries’ businesses or operations. Moreover, as from the date hereof until Closing, Sinqia shall not perform nor approve that its Subsidiaries perform the acts below, except if authorized by Evertec BR, which authorization shall not be unreasonably withheld:

(i)        call any shareholders’ meeting of Sinqia to resolve on any matter whatsoever, except for the Sinqia’s GSM;

(ii)       approve any distribution of dividends, profits or juros sobre capital próprio, except for the payment of the JCP Sinqia 2023;

(iii)     redeem, repurchase, issue or sell any shares, securities convertible into or exchangeable into shares, options, warrants, purchase rights or any other form of acquisition right relating to the shares issued by Sinqia or any of its Subsidiaries, except as a result of the Sinqia’s Stock Plans as provided in Section 2.4(iv), as the case may be;

(iv)     approve or effect the acquisition (including by merger, merger of shares, acquisition of shares or assets, or in any other way) of any interest in assets or any business or Person;

(v)       approve or effect the entry into partnerships or joint venture agreements, or any type of similar business relationship;

(vi)    approve or effect the execution of new compensation and benefit plans (or amend existing plans), as well as pay bonuses, commissions, incentives or any type of compensation for shares outside the regular course of business and which are not provided for, in the present date, in the existing compensation and benefit plans, except if so determined by any Applicable Law or regarding Sinqia’s Stock Plans as provided for herein;

(vii)     directly or indirectly get involved in any transaction, or enter into any agreement with any Related Party;

(viii)    promote any change in its accounting policies and practices, except if required by Applicable Law;

(ix)     except in relation to actions to be taken under existing agreements and in relation to new agreements with clients and service providers in the ordinary course of business, undertake any new obligation or responsibility or enter into new relevant agreements, involving Relevant Assets, including agreements for the purchase or sale of any Relevant Assets;

(x)      Lien any tangible or intangible asset, or offer them as collateral, except if so required due to guarantees relating to labor or tax proceedings in which Sinqia and/or its Subsidiaries, as the case may be, are defendants and that involve total amounts not exceeding five million Reais (R$ 5,000,000.00), individually or in a series of related transactions in a twelve (12) month period;

(xi)      take out any loan, issue debt securities, enter into any type of financing agreement or change the terms of existing financing agreements or debt instruments, except for those entered into in the ordinary course of Sinqia's business and that in any case do not increase Sinqia’s consolidated indebtedness in more than five million Reais (R$ 5,000,000.00), individually or in a series of related transactions in a twelve (12) month period;

(xii)     guarantee, endorse or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any Person;

(xiii)   enter into, amend, modify or in any way alter the terms of the existing contracts entered into by Sinqia and/or its Subsidiaries in order to accelerate payments due under those agreements, except (a) as set forth in Section 7.3(xvii) below and (b) after Sinqia’s GSM, anticipate the release of lock-up obligations of Sinqia’s shares owned by sellers of entities acquired by Sinqia as set forth in the agreements entered into before the date hereof;

(xiv)    donate or freely assign any asset, right, or any form of property, to any Person;

(xv)     enter into any collective bargaining agreement or promote any relevant changes to the terms and conditions of the current employment contracts to which they are a party, except the agreements to be entered into with labor union Sindicato dos Trabalhadores em Processamento de Dados e Tecnologia da Informação do Estado de São Paulo - SINDPD;

(xvi)    engage in new lines of business;

(xvii)   anticipate the vesting periods of the options, or continuance of the plan, granted under the Sinqia’s Stock Plans, except for vesting acceleration set forth in Section 2.4(iv) of this Agreement;

(xviii)  approve (a) the hiring of new employees of coordination, managerial or higher hierarchical level or administrators of any level, outside the normal course of business; (b) the dismissal of employees outside the normal course of business; or (c) the implementation of any voluntary termination or dismissal program for employees;

(xix)   incur in costs that exceed the consolidated and global amount of sixty million Reais (R$ 60,000,000.00) for the hiring of advisors for the Transaction and preparation of financial statements mentioned in Section 3.7, provided that Sinqia is allowed to pay waiver fees required to obtain third parties’ consents in relation to the Transaction, in accordance with Section 7.4; or

(xx)     agree, promise or undertake to perform any of the acts described above.

7.4.    Cooperation regarding Sinqia’s Debentures. The Parties shall cooperate for the purpose of obtaining consent or waiver for non-acceleration of the maturity date or contracting the prepayment of Sinqia’s Debentures, making any submissions, filings, requests, notifications and other communications necessary, including: (i) procuring the attendance at each meeting as is requested or deemed necessary for purposes of the relevant prepayment; and (ii) providing all financial, organizational, operational and other information or documents as is requested or deemed necessary for purposes of the relevant prepayment, in each case, for the purpose of making any submissions, filings, notifications, requests or other communication required.

7.4.1.  Upon express instructions by Evertec, Sinqia undertakes to notify the holders of the Sinqia’s Debentures within five (5) Business Days prior to the Closing Date informing its intention to prepay the Sinqia’s Debentures conditioned upon occurrence of Closing, in accordance with the exact terms instructed by Evertec.

CHAPTER VIII
EXCLUSIVITY OBLIGATIONS

8.1.     Exclusivity. Sinqia undertakes, directly and/or indirectly, from this date until what occurs first between: (i) the Closing of the Transaction; or (ii) termination of this Agreement, as set forth in CHAPTER IX below (“Exclusivity Period”) that:

(a)       the Parties will have the sole and exclusive right to negotiate and implement the Transaction;

(b)    Sinqia shall not, and shall cause its affiliates, directors, officers, employees, consultants, advisors, agents and any other representatives (“Representatives”) not to, directly or indirectly: (i) take any action to invite proposals concerning or relating to, or take any action to solicit, encourage, facilitate, initiate or participate in, (ii) provide or make available any non-public information to any third party in connection with, (iii) enter into or continue any negotiations or discussions concerning, or (iv) enter into any agreement, commitment, letter of intent, memorandum of understanding, term sheet or other instrument, whether binding or non-binding; in each of the cases mentioned under items (i), (ii), (iii) and (iv) relating to a potential merger, consolidation, business combination, tender offers or other similar direct or indirect transaction with any person involving, directly or indirectly, any transfer, sale, encumbrance or disposal to a third party or its Subsidiaries of: (1) any shares of capital stock; (2) other equity interests; (3) indebtedness or other securities convertible into or exchangeable to equity interests; (4) any sale or disposition of any of Sinqia’s or any of its Subsidiaries’ Relevant Assets to the conduct its businesses; or (5) any partnership, joint venture or strategic alliances that may impact the consummation of the Transaction (any of the foregoing, an “Alternative Transaction”);

(c)       Sinqia will, and will cause their respective Representatives to immediately cease any activities, discussions or negotiations with any person or entity (other than Evertec BR or its Representatives) conducted heretofore with respect to any Alternative Transaction;

(d)     Sinqia shall take all measures, and shall cause its Representatives, to (a) approve and execute the Protocol of the Merger of Shares; (b) consummate the Transaction, after the approval of the Transaction by Sinqia’s GSM, subject to the provisions set forth in this Agreement; and (c) to the extent applicable, reject and/or recommend the rejection of any Alternative Transaction or Competing Offer that may be presented, launched or offered; and

(e)        in the event that Sinqia (whether directly or by means of a Representative) receives any proposal, offer or indication of interest from any Person regarding any Alternative Transaction, Sinqia or its Representatives shall, promptly (but in no event later than the end of the Business Day following the receipt of any such communication) communicate Evertec BR about the existence of a third party proposal, offer or indication of interest; and shall not discuss, entertain or participate in any discussions or negotiations with respect to such Alternative Transaction proposal, offer or indication of interest.

CHAPTER IX
TERMINATION

9.1.     Termination. Notwithstanding the application of the Break-Up Fee agreed to in CHAPTER X below, as applicable, this Agreement may be terminated before the Closing Date:

(i)        if the Closing of the Transaction does not occur within twelve (12) months as of the date hereof, except if such delay is due to the fault (culpa) or intent (dolo) of one of the Parties or Intervening Parties, in which case the other Party may choose to extend the term of this Agreement until Closing occurs;

(ii)       by mutual written consent of the Parties;

(iii)     by Evertec BR, at its free and exclusive discretion, if Sinqia or any of the Key Shareholders fails to fulfill any obligation provided for in this Agreement and such non-compliance is not remedied within thirty (30) days as from receipt of notice to that effect sent by Evertec BR;

(iv)      by Sinqia, at its free and exclusive discretion, if Evertec BR or Evertec Inc fails to fulfill any obligation provided for in this Agreement and such non-compliance is not remedied within thirty (30) days as from receipt of notice to that effect sent by Sinqia; or

(v)       by Evertec BR, at its free and exclusive discretion, if an event or circumstance takes place resulting in the Break-Up Fee being due by Sinqia to Evertec BR.

9.2.     This Agreement shall automatically terminate in the event the Transaction is rejected at Sinqia GSM.

9.3.     Effects of Termination. In the event of termination of this Agreement as set forth in Section 9.1 and Section 9.2 the obligations provided for in Section 7.1 and Section 7.2, as well as the obligations set forth in CHAPTER X (as applicable), CHAPTER XI and CHAPTER XII shall survive for the period in which such obligations last in accordance with said Sections and Chapters.

9.4.     The termination of this Agreement shall not relieve any Party from any liability for fraud or any knowing and intentional breach of any covenant or obligation contained in this Agreement. For purposes of this Agreement, “knowing and intentional breach” shall mean a breach or failure to perform a covenant or obligation that is a consequence of an act intentionally undertaken by the breaching Party with the actual knowledge that the taking of such act would, or would reasonably be expected to, cause a material breach of this Agreement.

CHAPTER X
BREAK-UP FEE

10.1.   The Parties agree that Sinqia shall pay a break-up fee to Evertec Inc equivalent to one hundred twenty million Reais (R$ 120,000,000.00) in case any of the following events take place (“Sinqia Break-Up Fee”):

(i)        if a Competing Offer comes up at any time before the Closing or the termination of this Agreement, whatever happens first and such Competing Offer is accepted by Sinqia any time within twelve (12) months after its presentation or announcement;

(ii)       in case of non-compliance by Sinqia with the exclusivity obligations provided in CHAPTER VIII;

(iii)     in case the Closing does not take place due to non-satisfaction of the Conditions Precedent to be Fulfilled by Sinqia set forth in items (i), (iii), (vi) and (vii) of Section 3.3, provided that the Sinqia Break-Up Fee shall not apply if such non-satisfaction of the Conditions Precedent to be fulfilled by Sinqia set forth in Section 6.1(i) results from a breach to the representation contained in Section 6.1(x) arising exclusively from new litigation involving Sinqia or its Subsidiaries that (a) commence after the execution of this Agreement and which has not been threatened, notified or known to Sinqia until the date hereof and (b) would not represent a breach to the representations given by Sinqia as of this date.

10.1.1. Parties hereby agree that the Sinqia Break-Up Fee shall not be due in case of mere rejection of the Transaction by Sinqia’s GSM, with due observance to Section 10.1.2 below.

10.1.2. In case of proven willful misconduct (dolo) or fraud by any of the Parties, there shall be no limitation on the amount to be claimed, charged or collected by the other Party against the breaching Party.

10.2.   The Parties agree that Evertec BR shall pay a break-up fee to Sinqia equivalent to seventy two million Reais (R$ 72,000,000.00) in case Evertec Inc or Evertec BR do not fulfill their obligation to consummate the Closing after all Conditions Precedent have been satisfied (or waived, as the case may be) (“Evertec Break-Up Fee” and, jointly with Sinqia Break-Up Fee, the “Break-Up Fee”).

10.3.   In any of the cases set forth herein, the relevant Party shall pay the owed Break-Up Fee to the other Party within up to 5 (five) Business Days from the date of occurrence of the fact triggering the Break-Up Fee.

10.4.   If there is a delay in the payment of the Break-Up Fee, the Party who owes the Break-Up Fee shall be required to pay (i) a penalty of one percent (1%) of the unpaid amount, plus (ii) the unpaid amount adjusted by the SELIC plus (iii) interests equal to one percent (1%) per month, calculated pro rata die, from the first day overdue until the date of effective payment.

CHAPTER XI
LAW AND ARBITRATION

11.1.    Arbitration. Any dispute arising out of or in connection with this Agreement that is not amicably settled shall be submitted to arbitration, pursuant to Brazilian Law No. 9,307/96, to be administered by the Arbitration Chamber instituted by B3 (“Arbitration Chamber”) in accordance with its arbitration rules in force at the time of initiation of the arbitration (“Arbitration Rules”).

11.2.   Constitution of the Arbitral Tribunal. The arbitral tribunal shall be composed of three (3) arbitrators.  The claimant(s) shall appoint one (1) co-arbitrator and the respondent(s) shall appoint one (1) co-arbitrator, as per the Arbitration Rules. The two (2) co-arbitrators, shall jointly appoint the third arbitrator, who will act as president of the arbitral tribunal. If any of the parties to the arbitration fail to appoint the respective co-arbitrator, or if the two (2) co-arbitrators fail to agree on the appointment of the president of the arbitral tribunal within the time limits established by the Arbitration Chamber, the Arbitration Chamber shall make the missing appointments, as per the Arbitration Rules. Any provision in the Arbitration Rules referring to limitations to the appointment of arbitrators among those included in any arbitrators’ list shall not be applied.

11.3.   Multiparty Arbitration. In case of an arbitration involving three (3) or more parties in which (i) these parties are not set in just two groups of claimants or respondents; or (ii) the parties set in the same group of claimants or respondents disagree in relation to the appointment of the respective co-arbitrator, all arbitrators shall be appointed by the Arbitration Chamber, as per the Arbitration Rules, unless all the parties to the arbitration agree otherwise.

11.4.   Seat, Applicable Law and Language of the Arbitration. The seat of arbitration shall be the City of São Paulo, State of São Paulo, Brazil. The law applicable to this Agreement, the Transaction and the arbitration shall be the Brazilian law and the arbitrators shall not decide the dispute ex aequo et bono or as amiable compositeur. The language of the arbitral proceedings shall be English, provided that evidence may be produced in Portuguese without the need for translation.

11.5.   Urgent Measures. Prior to the constitution of the arbitral tribunal, any request for urgent measure may be addressed to the courts or to the emergency arbitrator, as per the Arbitration Rules. After the constitution of the arbitral tribunal, any request for urgent measures shall be addressed directly to the arbitral tribunal, which may grant, uphold, modify or revoke any measure previously requested to the courts or to the emergency arbitrator, as the case may be.

11.6.   Venue for Judicial Measures. Without prejudice to this arbitration clause, the Courts of São Paulo, State of São Paulo, Brazil shall have exclusive jurisdiction for any judicial request related to (i) the commencement of the arbitration, as per Article 7 of Brazilian Law No. 9,307/96; (ii) provisional or urgent measures, as per art. 22-A of Brazilian Law No. 9,307/96; (iii) the enforcement of extrajudicial enforcement title, without prejudice to the creditor’s prerogative pursuant to art. 781 of Brazilian Law No. 13,105/2015; (iv) the enforcement of arbitral awards, without prejudice to the creditor’s prerogative pursuant to art. 516, sole paragraph, of Brazilian Law No. 13,105/2015; (v) the annulment of or request for a supplemental arbitral award, as per Articles 32 and 33, § 4, of Brazilian Law No. 9,307/96; and (vi) any other disputes that are not subject to arbitration pursuant to Brazilian law. The filing of any judicial request admitted by or compatible with Brazilian Law No. 9.307/96 shall not be construed as a waiver to arbitration.

11.7.   Confidentiality. The arbitral proceedings (including its existence, the parties’ allegations and statements, third-party statements, evidence and documents presented, as well as any decisions rendered by the arbitral tribunal) shall be confidential and shall only be disclosed: (i) to the arbitral tribunal, the parties to the arbitration, its representatives and any person necessary to the proper conduction and the result of the arbitration; (ii) if disclosure of a specific information is required for compliance with duties imposed by Applicable Law; (iii) if the relevant information has been made public by any mean that does not represent a breach of this provision; or (iv) if disclosure of such information is necessary for purposes of any judicial request admitted by or compatible with Brazilian Law No. 9,307/96.

11.8.    Costs and Expenses.  During the arbitration, the costs of the proceedings, including the administrative costs of the Arbitration Chamber, arbitrator’s fees and independent expert’s fees, when applicable, shall be borne by the parties to the arbitration as per the Arbitration Rules. The arbitral award shall order the losing party to reimburse the winning party, according to the outcome of their respective claims and taking into account other circumstances that the arbitral tribunal may deem relevant, for the costs of the arbitration as well as other reasonable expenses incurred by the parties to the arbitration, including contractual attorney’s fees, expert’s fees and other expenses that may be necessary or useful for the arbitral proceedings. The arbitral tribunal shall not order payment of legal attorney’s fees (honorários de sucumbência).

11.9.   Consolidation. The Arbitration Chamber (if before the execution of the terms of reference) or the arbitral tribunal (if after the execution of the terms of reference) may, upon request of one of the parties to simultaneous arbitral proceedings, consolidate simultaneous arbitral proceedings involving this agreement or related instruments if: (i) the arbitration agreements are compatible; (ii) the existing or pending arbitrations relate to substantially similar questions of law or fact; and (iii) there is no unjustifiable harm caused to one of the parties to the consolidated arbitrations. In this case, the jurisdiction to consolidate shall be incumbent upon the first arbitral tribunal constituted and its decision shall be final and binding upon all parties to the consolidated arbitrations.

11.10. Prevalence. In case of any dispute arising out of or in connection with the Sinqia’s bylaws, this arbitration agreement shall be applicable and shall prevail over the provisions of Section VIII, Article 33 of the bylaws in case of any discrepancy or incompatibility.

11.11.  Commitment Clause. The Parties hereby declare that they are bound by this arbitration clause and undertake to participate in any arbitration that may be commenced, as well as to comply with the arbitral tribunal’s orders, decisions and awards. The Parties declare their consent for any eventual disputes also related to the Voting Commitment shall be decided in the same arbitration procedure based on this arbitration clause.

CHAPTER XII
MISCELANNEOUS

12.1.   Amendments and Waivers. No amendment or waiver of any provision of this Agreement shall be valid and binding unless it is in writing and signed by (a) the Party expressing such waiver or (b) all the Parties and Intervenient Parties, in case of amendment. No waiver by any Party of any breach or violation of, default under, or inaccuracy in any representation, warranty, covenant, or agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent breach, violation, default of, or inaccuracy in, any such representation, warranty, covenant, or agreement hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any Party in exercising any right, power, or remedy under this Agreement shall operate as a waiver thereof.

12.2.   Expenses and Taxes. Each Party shall bear its own taxes incurred as a result of the Transaction. Each Party shall bear its own expenses incurred in the preparation, negotiation and execution of the definitive documents, including all fees and expenses of agents, consultants, representatives, lawyers and accountants, whether or not the Transaction is consummated.

12.3.   Without prejudice to the Break-up Fee and termination provisions set forth herein, Evertec BR shall always be entitled to take any measures and legal remedies aiming at Closing the Transaction in an expedited manner, including through specific enforcement of the obligations undertaken herein and in the Voting Agreement. In case of willful misconduct (dolo) or fraud by any of the Parties, there shall be no limitation on the amount to be claimed, charged or collected by the other Party.

12.4.   Entire Agreement. This Agreement, together with its Exhibits, the non-compete agreements pursuant Section 2.8 and the Voting Commitment constitute the only and complete understanding between the Parties regarding the matters dealt with herein. The Parties agree that this Agreement faithfully records all negotiations previously held by them, as well as their intentions with respect to the matters dealt with herein.

12.5.    Notices. Unless as otherwise expressly provided herein, all notices or communications that must be sent by either Party to the others must be made by hand delivered letter, registered letter with acknowledgment of receipt, or through the notary or court. Either Party may change the address for notifications, provided it notifies the other Parties in this regard.

(a)       to Sinqia (until the Closing Date):
Rua Bela Cintra, No. 755, 7th floor, Consolação, CEP 01415-003, São Paulo / SP[Address]
Attn.: Bernardo Francisco Pereira Gomes / Thiago Almeida Ribeiro da Rocha
E-mail: Bernardo.gomes@sinqia.com.br / thiago.rocha@sinqia.com.br

(b)       to Key Shareholders:

Bernardo
Rua Bela Cintra, No. 755, 7th floor, Consolação, CEP 01415-003, São Paulo / SP
E-mail: Bernardo.gomes@sinqia.com.br

Antonio
Rua Bela Cintra, No. 755, 7th floor, Consolação, CEP 01415-003, São Paulo / SP
E-mail: Luciano.camargo@sinqia.com.br

Hix Funds
Rua Campos Bicudo, No. 98, office 61, Jardim Europa, São Paulo / SP Attn.: Sidnei Almeida
E-mail: sidnei.almeida@hixcapital.com.br

Tarpon Funds
Avenida Magalhães de Castro, No. 4800, 12nd floor, Torre 1, Cidade Jardim, São Paulo/ SP Attn.: Bruno Gebara
E-mail: bruno.gebara@tarpon.com.br
(c)       to the Evertec BR (and, after the Closing Date, to Sinqia):
Alameda Lorena, 638, 3rd floor, offices 31 and 32, Jardim Paulista, CEP 01424-002, São Paulo/SP
Attn.: Pilar Bazterrica
E-mail: Pilar.Bazterrica@evertecinc.com

(d)       to Evertec Inc:
Cupey Center Building, Road 176, Kilometer 1.3, San Juan, Puerto Rico 00926
Attn.: Luis A. Rodríguez / Alberto López Gaffney
E-mail: luis.rodriguez@evertecinc.com / alberto.lopezgaffney@evertecinc.com / legal@evertecinc.com

12.6.  Assignment. This Agreement is binding on and benefits the Parties, their successors and permitted assignees, provided that any assignment of obligations and rights of this Agreement by any Party requires the prior written consent of the other Parties.

12.7.   Waiver. The eventual refraining of any of the Parties from exercising the rights and privileges provided for in this Agreement shall not mean their waiver or novation, which shall continue to be exercisable at any time, in compliance with the Applicable Law. Any waiver shall only be effective if granted in writing.

12.8.    Irrevocability and Irreversibility. This Agreement is entered into on an irrevocable and irreversible basis. The Parties undertake to fully comply with and enforce all that is agreed between them in this Agreement, and therefore acknowledge and claim to be null and ineffective, between themselves or any third party, any attitude and/or measure taken in disagreement with the agreement herein and/or that represents a violation of the obligations assumed by the Parties to this Agreement.

12.9.   Specific Performance. This Agreement is subject to specific performance rules, pursuant to the Brazilian Code of Civil Procedure (Brazilian Law No. 13,105/2015).

12.10.  Severability. If, at any time, any provision of this Agreement is found to be illegal, void or unenforceable by any competent court, that provision will have no force or effect, and the illegality or enforceability of that provision will have no effect and will not impair the enforceability of any other provision of this Agreement. The Parties hereby agree that, should the defined structure and other steps of the Transaction be questioned or have their execution in the form provided herein limited by the determination of a competent Governmental Authority, the Parties shall discuss in good faith an alternative structure that achieves the same objectives and is substantially equivalent to the current structure, including with a view to preserving, without any negative economic impact, the other agreements and commitments undertook by the Parties, including the Intervening Parties, within the scope of the Transaction.

12.11.  Sinqia and its affiliates and their respective directors, officers and Key Shareholders (the “Sinqia Parties”) shall not have any rights or claims against any of the financial institutions providing financing to Evertec Inc and their respective affiliates, officers, directors, employees, attorneys, advisors, agents and representatives (each a "Debt Financing Party") in any way relating to this Agreement, including as a result of a failure if any Debt Financing Party to fund its debt financing commitments. Without limiting the foregoing, it is agreed that any claims or causes of action brought against any Debt Financing Party in its capacity as such will not be brought in any forum other than the federal and New York State courts located in the Borough of Manhattan within the City of New. It is further agreed that this provision shall not be amended in a manner that would be adverse to the Debt Financing Parties without the consent of the Debt Financing Parties.

12.12.  The Parties agree and acknowledge the veracity, authenticity, integrity, validity and effectiveness of this Agreement under the terms of Articles 104 and 107 of the Brazilian Civil Code, and expressly agree that they may be signed by electronic signature (with or without digital certificates). The Parties acknowledge and recognize that such electronic signatures shall be deemed valid and binding to the Parties even if the platform used relies on digital certificates which are not issued by Infraestrutura de Chaves Públicas - ICP-Brasil, in accordance with the terms §2 of Art. 10 of the Provisional Measure No. 2,200-2, dated as of August 24, 2001.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed electronically in the presence of the two (2) witnesses below.

São Paulo, July 20, 2023.

(Signature pages to follow)

Parties:

EVERTEC BRASIL INFORMÁTICA S.A.
By: Pilar Maria Bazterrica

SINQIA S.A.

Name: Bernardo Francisco Pereira Gomes Title: Officer	Name: Thiago Almeida Ribeiro da Rocha Title: Officer

Intervening-Consenting Parties:

EVERTEC, INC.
Name: Alberto López Gaffney
Title: Officer

/s/ ANTONIO LUCIANO DE CAMARGO FILHO
ANTONIO LUCIANO DE CAMARGO FILHO	BERNARDO FRANCISCO PEREIRA GOMES

HIX CAPITAL SPO III FUNDO DE INVESTIMENTO DE AÇÕES	HIX AUSTRAL FUNDO DE INVESTIMENTO EM AÇÕES
Hix Investimentos Ltda.	Hix Investimentos Ltda.
By: Rodrigo Heilberg	By: Rodrigo Heilberg

CLIQUE J FUNDO DE INVESTIMENTOS EM AÇÕES Hix Investimentos Ltda. By: Rodrigo Heilberg	DUO HIX CAPITAL FUNDO DE INVESTIMENTO DE AÇÕES Hix Investimentos Ltda. By: Rodrigo Heilberg

HIX CAPITAL 051 FUNDO DE INVESTIMENTO DE AÇÕES Hix Investimentos Ltda. By: Rodrigo Heilberg	HIX CAPITAL LONG TERM EWM FUNDO DE INVESTIMENTO EM AÇÕES Hix Investimentos Ltda. By: Rodrigo Heilberg

HIX CAPITAL LONG TERM FUNDO DE INVESTIMENTO EM AÇÕES Hix Investimentos Ltda. By: Rodrigo Heilberg	HIX CAPITAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES Hix Investimentos Ltda. By: Rodrigo Heilberg

HIX CAPITAL INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES Hix Investimentos Ltda. By: Rodrigo Heilberg	HIX PREV 100 MASTER FUNDO DE INVESTIMENTO MULTIMERCADO Hix Investimentos Ltda. By: Rodrigo Heilberg

HIX PREV II MASTER FUNDO DE INVESTIMENTO MULTIMERCADO Hix Investimentos Ltda. By: Rodrigo Heilberg	HIX PREV III MASTER FUNDO DE INVESTIMENTO EM AÇÕES Hix Investimentos Ltda. By: Rodrigo Heilberg

HIX PREV IV MASTER FUNDO DE INVESTIMENTO EM AÇÕES Hix Investimentos Ltda. By: Rodrigo Heilberg	HIX CAPITAL HS FUNDO DE INVESTIMENTO EM AÇÕES Hix Investimentos Ltda. By: Rodrigo Heilberg

HIX CAPITAL FUND SPC - HIX EQUITIES 1 SEGREGATED PORTFOLIO Hix Investimentos Ltda. By: Rodrigo Heilberg

TARPON WAHOO MASTER FUNDO DE INVESTIMENTO EM AÇÕES

TPE Gestora de Recursos Ltda. By: Caio Lewkowicz	TPE Gestora de Recursos Ltda. By: Fabrício Carvalho Silva

SQI MASTER FUNDO DE INVESTIMENTO EM AÇÕES

TPE Gestora de Recursos Ltda. By: Caio Lewkowicz	TPE Gestora de Recursos Ltda. By: Fabrício Carvalho Silva

TP PARTNERS PUBLIC EQUITIES FUND, LP

TPE Gestora de Recursos Ltda. By: Caio Lewkowicz	TPE Gestora de Recursos Ltda. By: Fabrício Carvalho Silva

Witnesses:

Name: Pedro Gomez Reyes	Name: Diego dos Santos Rodrigues Pereira